CUSIP No. 76090R101	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RESHAPE LIFESCIENCES INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

76090R101
(CUSIP Number)

Matthew Nachtrab
Matthew Joseph Nachtrab Revocable Trust 2014
 116 Adalia Avenue
Tampa, Florida 33606
813-937-9535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 76090R101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Matthew Nachtrab, Individually and as Trustee of the Matthew Joseph Nachtrab Revocable Trust 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,853
	8	SHARED VOTING POWER 130,000
	9	SOLE DISPOSITIVE POWER 3,853
	10	SHARED DISPOSITIVE POWER 130,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,853 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (2)
14	TYPE OF REPORTING PERSON OO
(1)	Includes 130,000 shares of Common Stock held by the Matthew Joseph Nachtrab Revocable Trust 2014, of which Matthew Nachtrab is trustee.
(2)
Based on 483,529 shares of Common Stock of the Issuer outstanding as of November 10, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, as adjusted for the 1-for-50 reverse stock split completed by the Issuer on December 23, 2022, as disclosed on the Issuer’s Form 8-K filed with the SEC on December 28, 2022.

CUSIP No. 76090R101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Matthew Joseph Nachtrab Revocable Trust 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON OO
(1)
Based on 483,529 shares of Common Stock of the Issuer outstanding as of November 10, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, as adjusted for the 1-for-50 reverse stock split completed by the Issuer on December 23, 2022, as disclosed on the Issuer’s Form 8-K filed with the SEC on December 28, 2022.

CUSIP No. 76090R101	Page 4 of 8 Pages

Item 1.	Security and Issuer

This initial Schedule 13D relates to the common stock, par value $0.001 per share (“Company Common Stock”) of ReShape Lifesciences Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 1001 Calle Amanecer, San Clemente, California 92673.

Item 2.	Identity and Background

(a)
 This Schedule 13D is being filed jointly by (1) Matthew Nachtrab (“Nachtrab”); and (2) The Matthew Joseph Nachtrab Revocable Trust 2014 (“Trust”) (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.2.

(b)	The principal business address of the Reporting Persons is 116 Adalia Ave, Tampa, Florida 33606.
(c)	The principal occupation of Nachtrab is private investor. The principal business of Trust is to administer the assets of the trust for the benefit of the beneficiaries thereof.
(d)-(e)
 During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Nachtrab is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 6, 2023, 95,853 shares of Company Common Stock were purchased by the Reporting Persons using personal funds for an aggregate purchase price of approximately $500,000. On February 15, 2023, an additional 38,000 shares of Company Common Stock were purchased by Trust using personal funds for an aggregate purchase price of approximately $170,000.
Item 4.	Purpose of Transaction

The Reporting Persons purchased the Company Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Company Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Company Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.
The Reporting Persons intend to review their investment in the Company on a continuing basis taking into consideration various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Company Common Stock and the Company, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Company or disposal of some or all of the shares of Common Stock of the Company owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
Subsequent to the acquisition of the Company Common Stock as described herein, Nachtrab wrote a letter (the “Letter”) to the Chief Executive Officer of the Company with his recommendations for the management team’s strategy going forward. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”) or (j) any action similar to any of those enumerated above.

CUSIP No. 76090R101	Page 5 of 8 Pages

Item 5.	Interest in Securities of the Company

(a)-(b)
As of the date of this Schedule 13D, Trust beneficially owns 130,000 shares of Company Common Stock, which represents 26.9% of the Company Common Stock as of the date hereof. Nachtrab is the sole trustee of Trust, and by virtue of such relationship, Nachtrab is deemed to have shared voting and investment power with respect to the Company Common Stock held by Trust. Individually, Nachtrab holds and has sole voting and dispositive power over 3,853 shares of Company Common Stock, which represents 0.8% of the Company Common Stock as of the date hereof, and together with the shares held by Trust, Nachtrab beneficially owns 133,853 shares of Company Common Stock, which represents 27.7% of the Company Common Stock as of the date hereof.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Company Common Stock effected by the Reporting Persons during the last 60 days.
(d)
To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Company Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of the Reporting Person, except for those matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Company.
Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description
99.1	Letter to CEO, dated February 15, 2023
99.2	Joint Filing Agreement

[Signatures follow on the next page.]

CUSIP No. 76090R101	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2023.

THE MATTHEW JOSEPH NACHTRAB REVOCABLE TRUST 2014 By: /s/ Matthew Nachtrab Matthew Nachtrab, Trustee
MATTHEW NACHTRAB By: /s/ Matthew Nachtrab Matthew Nachtrab

EXHIBIT 99.1

To:       Paul Hickey, CEO ReShape Lifesciences
From:  Matthew Nachtrab, Shareholder of Reshape Lifesciences
Date:   2/15/2023

Re:      ReShape Turnaround and Capitalization of Ozempic, Wegovy and Future Weightloss drug Media Attention

Congratulations on your new position as CEO of ReShape. ReShape is in the center of one the largest human problems of obesity with one of the top brands in medical solutions to weight loss. ReShape owns one of the most well-known weight loss devices and brands in the world, the Lap-Band, and it is exciting to see the company is continuing to innovate the devices with the new FDA approval request coming soon for Lap-Band 2.

ReShape has a comprehensive approach to weight loss with a digital platform, devices, and supplements and a great marketing and branding program. Lab-Band is a very well-known brand and valuable asset that can be leveraged to drive revenue in other products.

ReShape Care

ReShape lap·band

ReShape Marketplace

ReShape Obalon

ReShape Calibration Tubes

Here are my recommendations for the team:

1.
Get lean to go big – Please use the $10M raised in the recent offering to help fund the turnaround of your great weight loss brand and device company. A clear plan needs to be laid out on how to cut costs and capitalize on the current market potential with rapid progress to cash flow break even. The cost structure needs to contemplate the reality of your current revenue and live within that for your expenses. The business must break the cycle of funding the business with offerings every few years and commit to surviving on cashflow so shareholders can stay invested for the long term.

2.
Weight loss Drug Capitalization - The weight loss market is experiencing the largest amount of attention ever with Ozempic and Wegovy. This is a huge opportunity for ReShape. Right now, there are insurance coverage issues that ReShape can come in to help solve. Millions of Americans are going to their doctors right now to ask for these drugs. Additionally, when people find the medication does not work for them, you can be there to provide permanent proven weight loss products. A very clear and concise value prop and a cheeky and low cost media plan can be created to drive the media attention to you. Interviewing medication patients about the drawbacks, weird feelings, odd face, risks of long term effects, and etc., would drive great input into this campaign

I am excited for your new tenure as CEO of ReShape Lifesciences and I believe your team can rebuild and create a $100m plus market cap company with some austerity measures, leveraging assets currently owned, and capitalizing on the medicated weight loss secular trend to generate lead flow and massive revenue growth. I am willing to discuss this and advise in any way I can help.

EXHIBIT 99.2
JOINT FILING AGREEMENT
The undersigned hereby agree that the Schedule 13D, dated February 15, 2023 (the “Schedule 13D”), filed by the undersigned with respect to shares of common stock, par value $0.001 per share, of ReShape Lifesciences Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 15, 2023.

THE MATTHEW JOSEPH NACHTRAB REVOCABLE TRUST 2014 By: /s/ Matthew Nachtrab Matthew Nachtrab, Trustee
MATTHEW NACHTRAB By: /s/ Matthew Nachtrab Matthew Nachtrab